# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MultiSensor AI Holdings, Inc., CIK 0001863990
CUSIP: 456948108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2105 WEST CARDINAL DRIVE, BEAUMONT, Texas (TX), 77705
Date of event which requires filing of this statement: 10/30/2025
Amends the filing with accession number 0000921895-24-002169
Filed by CIK 0001873893
Persons authorized to receive notices and communications: Michael Braner, 325 Capital LLC, 757 Third Avenue, 20th Floor, New York, New York (NY), 10017, 646-774-2904; Kenneth A. Schlesinger, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- 325 Capital Master Fund LP (CIK 0001972759): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 2,166,407; sole dispositive power 0; shared dispositive power 2,166,407; aggregate amount beneficially owned 2,166,407 (5.2% of the class)
- 325 Capital GP, LLC (CIK 0001972758): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,166,407; sole dispositive power 0; shared dispositive power 2,166,407; aggregate amount beneficially owned 2,166,407 (5.2% of the class)
- 325 CAPITAL LLC (CIK 0001873893): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 12,961,653; sole dispositive power 0; shared dispositive power 12,961,653; aggregate amount beneficially owned 12,961,653 (31.2% of the class)
- Braner Michael David (CIK 0001908015): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 12,961,653; sole dispositive power 0; shared dispositive power 12,961,653; aggregate amount beneficially owned 12,961,653 (31.2% of the class)
- FRIEDBERG DANIEL M. (CIK 0001448795): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 12,961,653; sole dispositive power 0; shared dispositive power 12,961,653; aggregate amount beneficially owned 12,961,653 (31.2% of the class)
- Shrivastava Anil K (CIK 0001908019): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 12,961,653; sole dispositive power 0; shared dispositive power 12,961,653; aggregate amount beneficially owned 12,961,653 (31.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: MultiSensor AI Holdings, Inc.
Address of issuer's principal executive offices: 2105 WEST CARDINAL DRIVE, BEAUMONT, Texas (TX), 77705

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

The Initial Closing (as defined in Amendment No. 3 to the Schedule 13D) occurred On October 30, 2025. As previously disclosed in Amendment No. 3 to the Schedule 13D, in connection with the Initial Closing, (a) 325 Master Fund acquired 684,539 Shares and 1,369,078 Warrants (as defined in Amendment No. 3 to the Schedule 13D), and (b) the SMAs acquired an aggregate of 2,800,907 Shares and 5,601,814 Warrants.

As previously disclosed in Amendment No. 3 to the Schedule 13D, in connection with the Initial Closing, certain of the Reporting Persons entered into a registration rights agreement with the Issuer, effective upon the Initial Closing (the "2025 Registration Rights Agreement") pursuant to which the Issuer is required to file a registration statement with the SEC to register the resale of the Shares and the Shares and Preferred Stock issuable upon exercise of the Warrants be issued in connection with the 2025 Private Placement.

As previously disclosed in Amendment No. 3 to the Schedule 13D, in connection with the Initial Closing, certain of the Reporting Persons entered into a voting agreement with the Issuer, effective upon the Initial Closing (the "2025 Voting Agreement"), to support the transactions contemplated by the 2025 Purchase Agreement, including obtaining the Stockholder Approval.

The foregoing descriptions of the 2025 Registration Rights Agreement and 2025 Voting Agreement do not purport to be complete and are subject to and are qualified in their entirety by reference to the full text of the Form of 2025 Registration Rights Agreement and Form of 2025 Voting Agreement, copies of which are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated herein.

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

Other than as set forth in Item 4 above, the Reporting Persons have not entered into any transactions in the securities of the Issuer since the filing of the Amendment No. 3 to the Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

The definitions and descriptions of the 2025 Registration Rights Agreement and 2025 Voting Agreement as set forth in Item 4 above are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

99.1 - Form of 2025 Registration Rights Agreement (incorporated by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K filed with the SEC on October 30, 2025)

99.2 - Form of 2025 Voting Agreement (incorporated by reference to Exhibit 9.1 of the Issuer's Current Report on Form 8-K filed with the SEC on October 30, 2025)

## Signatures
- 325 Capital Master Fund LP: /s/ Michael Braner, Michael Braner, Managing Member (11/03/2025)
- 325 Capital GP, LLC: /s/ Michael Braner, Michael Braner, Managing Member (11/03/2025)
- 325 CAPITAL LLC: /s/ Michael Braner, Michael Braner, Managing Member (11/03/2025)
- Braner Michael David: /s/ Michael Braner, Michael Braner (11/03/2025)
- FRIEDBERG DANIEL M.: /s/ Daniel Friedberg, Daniel Friedberg (11/03/2025)
- Shrivastava Anil K: /s/ Anil Shrivastava, Anil Shrivastava (11/03/2025)